SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
(Check one):	[] Form 10-KSB;	[ ] Form 20-F;	[X] Form 10-QSB;	[ ] Form N-SAR
For period ended: March 31, 2006
[ ]	Transition Report on Form 10-K and Form 10-KSB
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q or Form 10-QSB
[ ]	Transition Report on Form N-SAR
For the transition period ended _____________

SEC File Number 0-31765

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________.

PART I - REGISTRANT INFORMATION
Humanity Capital Holding Corp.
(Full Name of Registrant)
Tabatha IV, Inc.
(Former Name, if Applicable)
2735 Villa Creek, Suite 175, Dallas, Texas 75234
(Address of Principal Executive Office)

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).
[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-QSB could not be filed because Registrant’s independent auditor has not yet completed its review of the unaudited financial statements to be included in the Form 10-QSB.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.
Charlie Dickerson	(469) 522-6222
(Name)	Telephone Number, including area code
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

[ X ] Yes	[ ] No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes	[ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannon be made.

Humanity Capital Holding Corp. expects that its third quarter operating results will differ significantly from last year’s corresponding period, due to the lack of business operations through February 7, 2005. For the period ending March 31, 2005, Humanity Capital will report revenues from operations of approximately $39,000 and a net loss of approximately $23,000, compared to its revenues from operations and net loss for the nine months ended March 31, 2006, of approximately $1,600,000 and $198,821, respectively.

HUMANITY CAPITAL HOLDING CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006	By:	/s/ CHARLIE DICKERSON
Charlie Dickerson
Chief Financial Officer [Principal Accounting Officer]